August 2, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SLR Investment Corp. – File No. 814-00754
Rule 17g-1(g) Fidelity Bond Filing

Dear Sir or Madam:

Enclosed for filing, on behalf of SLR Investment Corp. (f/k/a Solar Capital Ltd.) (the “Corporation”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, please find the following:

(i) a copy of the joint fidelity bond covering the Corporation, SLR Senior Investment Corp. (f/k/a Solar Senior Capital Ltd.) (“SLR Senior”), SCP Private Credit Income BDC LLC (“PCI BDC”) and SLR HC BDC LLC (“HC BDC”), which includes a statement as to the period for which premiums have been paid (the “Fidelity Bond”) (attached as Exhibit A);

(ii) a Certificate of the Secretary of the Corporation containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid (attached as Exhibit B);

(iii) a copy of the Agreement Regarding the Allocation of Fidelity Bond Recoveries by and among the Corporation, SLR Senior, PCI BDC and HC BDC (attached as Exhibit C); and

(iv) a statement showing the amount of a single insured bond, which each of the Corporation, SLR Senior, PCI BDC and HC BDC would have been required to provide and maintain had each of the Corporation, SLR Senior, PCI BDC and HC BDC not been named as a joint insured under the Fidelity Bond (attached as Exhibit D).

Very truly yours,
SLR INVESTMENT CORP.
/s/ Richard L. Peteka
Richard L. Peteka
Chief Financial Officer, Treasurer and Secretary

Enclosures

EXHIBIT A

Disclosure Statement

It is our pleasure to present the enclosed policy to you

for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

U-GU-873-A CW (06/11)

Disclosure Statement

NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

http://www.zurichnaproducercompensation.com

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company and its underwriting subsidiaries.

U-GU-874-A CW (06/11)

Important Notice – In Witness Clause

In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

[ ]	[ ]
President	Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America

Customer Inquiry Center

1299 Zurich Way

Schaumburg, Illinois 60196-1056

1-800-382-2150 (Business Hours: 8am - 4pm [CT])

Email: info.source@zurichna.com

U-GU-319-F (01/09)

Financial Institution Bond Standard Form No. 14, Revised to October, 1987

Fidelity and Deposit Company of Maryland

Administrative Office

1299 Zurich Way

Schaumburg, IL 60196

(stock insurance company, herein called Underwriter)

Bond No.: FIB 6536279-01

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):

SLR Capital Partners, LLC fka Solar Capital Partners, LLC

Principal Address:
500 Park Ave, 3rd Floor
New York, NY 10022
USA

Item 2.	Bond Period: From 12:01 a.m. 03/01/2021 to 12:01 a.m. 03/01/2022 standard time at the Principal Address shown in Item 1. above.

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $ 5,000,000

ltem 4.	Subject to Sections 4. and 11. hereof,
the Single Loss Limit of Liability is $ 5,000,000

and the Single Loss Deductible is $ 25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:		Single Loss		Single Loss
		Limit of Liability		Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION		$5,000,000		$25,000
Insuring Agreement (E)—SECURITIES		$5,000,000		$25,000
Coverage on Partners	$	Not Covered	$	N/A
Optional Insuring Agreements and Coverages:
	$	N/A	$	N/A

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

TSB 5062 B (10/87)

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

SEE ATTACHED RIDER/ENDORSEMENT INDEX

Item 6.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A, such termination or cancelation to be effective as of the time this bond becomes effective.

Countersigned By:
Authorized Representative

TSB 5062 B (10/87)

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)	(1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises anywhere.

(2)	Loss of or damage to

(a)

furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

IN TRANSIT

(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from

(1)

Forgery or alteration of, on, or in any Negotiable Instruments (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

(2)

transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

TSB 5062b Ed. 1/87 (04/09)	FIB14 Page 2 of 10

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)

bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

(3)	acquired, sold or delivered, or given value, extended creditor assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.

Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B.

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting-stock ownership. A change in ownership of voting-stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer.

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

TSB 5062b Ed. 1/87 (04/09)	FIB14 Page 3 of 10

JOINT INSURED

E.

If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities ex-changes or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation which is intended to deceive and to be taken as the original.

(e)	Employee means
(1)

a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commission and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured

(3)

a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)

each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the

TSB 5062b Ed. 1/87 (04/09)	FIB14 Page 4 of 10

purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)

as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)

the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)

the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to allow the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects such limited partners the value of such limited partner’s(’) investment in the Insured.

(h)

Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)

Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered.

(k)

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n)	Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1 (e)(1) of the bond) of the Insured.

(o)

Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or

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electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement.

(3)	the name and address of the registered owner and registered pledgee;

(4)

a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered; or

(c)	of the statement, if it is a periodic or annual statement

(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured initiating such transit;

(c)

loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)

loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)

loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

(1)

of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)

of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)

loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

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(h)

loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)

loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal or conversion of Money, securities or precious metals directly from a customer’s account by an Employee provided such unlawful withdrawal or conversion is covered under Insuring Agreement (A);

(j)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards;

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer - bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purported to be issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)

loss involving automated mechanical devises which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)

loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C)

except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fess, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond; or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)

loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest

TSB 5062b Ed. 1/87 (04/09)	FIB14 Page 7 of 10

in the Insured of such Partner and the Deductible amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advise, warranty or guarantee as to the performance of any investments;

(aa)

loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)

The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)

any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)

If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

TSB 5062b Ed. 1/87 (04/09)	FIB14 Page 8 of 10

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

Section 7.

(a)

In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter
shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)

Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)

The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

TSB 5062b Ed. 1/87 (04/09)	FIB14 Page 9 of 10

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor — (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be signed by its President and by its Secretary at Baltimore, Maryland, and to be countersigned on the Declarations by a duly authorized representative.

Attest		By

	Corporate Secretary		President

TSB 5062b Ed. 1/87 (04/09)	FIB14 Page 10 of 10

Rider/Endorsement Index

Policy/Bond No.	Eff. Date of Policy/Bond	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	-----	----

Policyholder/Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

Form Name	Form Number	Edition Date	Endorsement No.

Disclosure Statement	U-GU-873-A CW	06/11

Notice of Disclosure For Agent & Broker Compensation	U-GU-874-A CW	06/11

Important Notice – In Witness Clause	U-GU-319-F	01/09

Declarations	TSB 5062 B	10/87

Bond	TSB 5062- B	01/87

RICO Exclusion Amended Rider	F251	06/05	01

Modifications Rider	F253	06/05	02

Directors Exclusion Amended Rider	F258	06/05	03

Knowledge of Prior Dishonesty Rider	F285 NY	03/18	04

New York Amendatory Endorsement/Rider	SR 6180 D NY	07/09	05

Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	06

Insuring Agreement (A) Fidelity Amended Rider	F252	06/05	07

Audit and Claims Expense Insuring Agreement Added Rider	F257	06/05	08

Cancellation Rider	SR 5969a	06/90	09

SEC - Sole Insured Cancellation Clause Rider	SR 5834 D	05/11	10

SEC - Joint Insured Cancellation Clause Rider	SR 5971 A	10/87	11

Named Insured Endorsement/Rider	U-FIB-1009-C CW	11/08	12

Uncollectible Items of Deposit	N-FIBM-1158N CW	02/15	13

Stop Payment Order Insuring Agreement Added	N-FIBM-1050N CW	10/17	14

Protected Information Exclusion Added	N-FIBM-1047N CW	11/17	15

Unauthorized Signature Insuring Agreement Added	N-FIBM-1053N CW	01/16	16

Fraudulent Transfer Instructions Insuring Agreement Added	N-FIBM-1068N CW	09/16	17

Definition of Employee Amended Rider	U-FIB-MAN-A CW	01/17	18

U-FIB-1022-B CW (10/08)

Includes copyrighted material of Insurance Services Office, Inc. with its permission.

Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

Rider # 01

RICO Exclusion Amended Rider

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

1.	If the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 14, Item (j) of Section 2. EXCLUSIONS is deleted and replaced by the following:

(j)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

2.	If the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 25, Item (t) of Section 2. EXCLUSIONS is deleted and replaced by the following:

(t)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

F251 (06/05)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

Rider # 02

Modifications Rider

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

1.	Items (1)(d) and (e) of Insuring Agreement (E) SECURITIES are deleted and replaced by the following:

(d)	Instruction; or

(e)	Statement of Uncertificated Security;

2.	Item (w) of Section 2. EXCLUSIONS is deleted.

3.	Item (o) of Section 1. DEFINITIONS is deleted and replaced by the following:

(o)

Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

4.	Insuring Agreement (F) COUNTERFEIT CURRENCY is deleted and replaced by the following:

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money.

5.	General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE is amended by adding a final paragraph as follows:

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, and if the conditions in the above paragraph are not fulfilled, then the Insured shall have such coverage as is afforded under this bond for loss which:

(a)

is incurred or sustained, due to any act or acts committed by any person or persons, whether or not Employees of the Insured, after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, and

(b)

is discovered prior to the expiration of 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, or if the bond is terminated or canceled as an entirety prior to the expiration of the said 60 days, prior to the termination or cancelation of the bond, and

(c)

occurs in the offices or premises, or is caused by an employee or employees of the institution acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities.

F253 (06/05)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

6.	The second paragraph of General Agreement D. REPRESENTATION OF INSURED is deleted and replaced by the following:

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

7.	Items (a) and (b) of Section 5. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER are deleted and replaced by the following:

(a)

At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, if:

(1)	the loss is of the type which may be covered by Insuring Agreement (A) and is equal to or greater than 25% of the Deductible Amount applicable to Insuring Agreement (A),

(2)

the loss is of the type which may be covered by an Insuring Agreement other than Insuring Agreement (A) and is equal to or greater than 50% of the Deductible Amount applicable to such Insuring Agreement.

The Insured shall upon the request of the Underwriter file with it a brief statement giving the particulars concerning such loss.

(b)	Within 6 months after discovery of loss as described in (a) above, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

8.	The second paragraph of Section 11. DEDUCTIBLE AMOUNT is deleted in its entirety.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

F253 (06/05)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

Rider # 03

Directors Exclusion Amended Rider

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

Item (d) of Section 2. EXCLUSIONS is deleted and replaced by the following:

(d)	loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless

(1)	such person is also an Employee or an elected official of the Insured in some other capacity; or

(2)	is performing acts coming within the scope of the usual duties of an Employee,

nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

F258 (06/05)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

Rider # 04

RIDER

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 6536279-01                    Effective Date 03/01/2021

KNOWLEDGE OF PRIOR DISHONESTY – NEW YORK

It is agreed that:

The following is added to Section 2. EXCLUSIONS:

loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

This exclusion does not apply to an Employee whose dishonest or fraudulent act was committed prior to becoming employed by the Insured and which resulted in the Employee’s criminal conviction if, after learning about the Employee’s past criminal conviction, the Insured made a determination to hire or retain the Employee utilizing the factors set out in New York Correction Law Article 23-A. The provisions of Correction Law Article 23-A do not supersede any other statute or regulation that governs the insured financial institution’s ability to employ someone with a prior criminal conviction or convictions, or that sets forth criteria relating to the circumstances under which the insured financial institution may employ such ex-offenders.

F285-NY KNOWLEDGE OF PRIOR DISHONESTY RIDER	Page 1 of 1
FOR USE WITH FINANCIAL INSTITUTION BOND,
STANDARD FORM NOS. 14, 15, 24 AND 25.

EDITION MARCH, 2018

Includes copyrighted material of The Surety Association of America, with its permission

Copyright, The Surety Association of America, 2005

Rider # 05

New York Amendatory Endorsement/Rider

Policy/Bond No.	Eff. Date of Policy/Bond	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Policyholder/Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS ENDORSEMENT/RIDER CHANGES THE POLICY/BOND. PLEASE READ IT CAREFULLY.

This endorsement/rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancelation” of this bond/policy is deleted and cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.

If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancelation at least:

(1)	20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

(2)	15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

(i)	Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

(ii)	Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

(iv)

After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

(v)

Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(vi)

Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(vii)	A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or

SR 6180 D NY (07/09)

Includes copyrighted material of Insurance Services Office, Inc. with its permission.

Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

(viii)

Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

b.

If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.	The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.

d.

If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e.

If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2.	Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.	If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b.

If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c.

If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d.

Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.

Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.	If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)

prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

(2)

on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period’s rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

SR 6180 D NY (07/09)

Includes copyrighted material of Insurance Services Office, Inc. with its permission.

Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

g.

The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY/BOND SHALL APPLY AND REMAIN UNCHANGED.

SR 6180 D NY (07/09)

Includes copyrighted material of Insurance Services Office, Inc. with its permission.

Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

Endorsement # 06

Sanctions Exclusion Endorsement

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Policyholder: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY SHALL APPLY AND REMAIN UNCHANGED.

U-GU-1191-A CW (03/15)

Includes copyrighted material of Insurance Services Office, Inc. with its permission.

Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

Rider # 07

Insuring Agreement (A) Fidelity Amended Rider

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

Insuring Agreement (A) FIDELITY is deleted and replaced by the following:

FIDELITY

(A)	Loss (including loss of Property) resulting directly from dishonest or fraudulent acts, including larceny and embezzlement, committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss, and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

F252 (06/05)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

Rider # 08

Audit and Claims Expense Insuring Agreement Added Rider

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

AUDIT AND CLAIMS EXPENSE

(1)

Reasonable expenses incurred by the Insured for audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of any valid and collectible loss under Insuring Agreement (A) FIDELITY, which loss exceeds the Deductible Amount applicable to such Insuring Agreement.

(2)

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid and collectible claim for loss under Insuring Agreement (A) FIDELITY, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement.

2.	If the bond to which this rider is attached is a Financial Institution Bond, Standard Form Nos. 14 or 15, Item (u) of Section 2. EXCLUSIONS is deleted and replaced by the following; or

if the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 25, Item (o) of Section 2. EXCLUSIONS is deleted and replaced by the following:

all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the Audit and Claims Expense Insuring Agreement; or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.	The Single Loss Limit of Liability for the Audit and Claims Expense Insuring Agreement is limited to the amount shown in the Declarations or amendment thereto. $25,000/$5,000

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

F257 (06/05)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

Rider # 09

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form	FIB 6536279-01

No. 14, No. in favor of SLR Capital Partners, LLC fka Solar Capital Partners, LLC

It is agreed that:

1. The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.

2. This rider shall become effective as of 12:01 a.m. on 03/01/2021

CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO, 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND ARE REQUIRED TO JOIN THE SECURITIES INVESTOR PROTECTION CORPORATION AND WHO ARE SUBJECT TO RULE 15c-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, TO PROVIDED FOR NOTICE OF CANCELATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION.

REVISED TO JUNE, 1990

SR 5969a	Page 1 of 1

Rider # 10

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form	FIB 6536279-01

No. 14, No. in favor of SLR Capital Partners, LLC fka Solar Capital Partners, LLC

It is agreed that:

1. The attached bond shall not be canceled as provided in parts (a) and (b) of the Termination or Cancelation Condition, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2. This rider shall become effective when the bond becomes effective.

S.E.C.—SOLE INSURED CANCELATION CLAUSE RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FROM NO. 14, WHEN ISSUED TO A REGISTERED MANAGEMENT INVESTMENT COMPANY COVERED AS A SOLE INSURED, TO COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

REVISED TO MAY, 2011

SR 5834d	Page 1 of 1

Rider # 11

SEC - Joint Insured Cancellation Clause Rider

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

1.

The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2.

The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

SR 5971 A (10/87)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

Rider # 12

Named Insured Endorsement/Rider

Policy/Bond No.	Eff. Date of Policy/Bon	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Ride	Add’l Prem.	Return Prem.
FIB 6536279 01	03/01/2021	03/01/2022	03/01/2021

Policyholder/Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS ENDORSEMENT/RIDER CHANGES THE POLICY/BOND. PLEASE READ IT CAREFULLY.

This endorsement/rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

The Insured under the attached bond/policy are as follows:

SLR Capital Partners, LLC fka Solar Capital Partners, LLC

SLR Capital Management, LLC (f/k/a Solar Capital Management, LLC)

SLR Investment Corp. (f/k/a Solar Capital Ltd.)

SLR Senior Investment Corp (f/k/a Solar Senior Capital Ltd.)

SCP Private Credit Income BDC, LLC

SLR HC BDC LLC

ALL OTHER TERMS AND CONDITIONS OF THE POLICY/BOND SHALL APPLY AND REMAIN UNCHANGED.

Includes copyrighted material of Insurance Services Office, Inc. with its permission.

Includes copyrighted material of Surety & Fidelity Association of America, with it’s permission.

U FIB 1009 C CW (11/08)

Rider # 13

UNCOLLECTIBLE ITEMS OF DEPOSIT

Policy/Bond No.	Eff. Date of Policy/Bond	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Policyholder/Name of Insured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS ENDORSEMENT/RIDER CHANGES THE POLICY/BOND. PLEASE READ IT CAREFULLY.

This endorsement/rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

UNCOLLECTIBLE ITEMS OF DEPOSIT

a.

We will pay for loss resulting directly from your having credited a “customer’s” account on the faith of any “item of deposit” which proves to be uncollectible, provided the crediting of such account causes:

(1)	Dividends to be paid;

(2)	Shares to be issued; or

(3)	Redemptions or withdrawals to be made;

from an account of an “investment company”.

b.	The following condition is precedent to coverage under this Insuring Agreement:

After processing “items of deposit” for collection, you must wait the minimum number of days shown in the Declarations before paying any dividends, issuing any shares or permitting any redemptions or withdrawals with regard to such “items of deposit”. $100,000/$5,000

c.	“Items of deposit” shall not be deemed uncollectible until after your collection procedures have failed.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY/BOND SHALL APPLY AND REMAIN UNCHANGED.

For use with Form 14
N-FIBM-1158N CW (02/15)

Includes copyrighted material of Insurance Services Office, Inc. with its permission.
Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

Rider # 14

Stop Payment Order Insuring Agreement Added

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.
To be attached to and form part of Bond No. FIB 6536279-01	Effective Date 03/01/2021

It is agreed that:

The following Insuring Agreement is added to the above Bond:

I.	STOP PAYMENT ORDER

Loss which the Insured shall become legally obligated to pay a customer or authorized representative of such customer for damages due to the Insured’s

(1)	failure to comply with any notice from any customer of the Insured or any authorized representative of such customer to stop payment of any Negotiable Instrument made or drawn by such customer; or

(2)	refusal to pay any Negotiable Instrument made or drawn by a customer of the Insured; or

Damages under subparagraph (2) above shall not include the amount of any Negotiable Instrument in question, nor any amounts paid to the payee, endorser or accommodation party of such Negotiable Instrument.

I.	Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

II.	The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth as follows:

a.	Single Loss Limit of Liability: $100,000

b.	Single Loss Deductible: $5,000

14 –Rider	N-FIBM-1050N CW (10/17) Page 1 of 1

Copyright The Surety & Fidelity Association of America, 2011

Endorsement # 15

Protected Information Exclusion Added

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.
To be attached to and form part of Bond No. FIB 6536279-01	Effective Date 03/01/2021

It is agreed that:

1.

Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i) confidential or non-public; or

(ii) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to loss of money, securities or tangible property covered pursuant to Section 10. OWNERSHIP that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

14 –Rider	N-FIBM-1047N CW (11/17) Page 1 of 1

Copyright The Surety & Fidelity Association of America, 2011

Endorsement # 16

Unauthorized Signature Insuring Agreement Added

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.
To be attached to and form part of Bond No. FIB 6536279-01	Effective Date 03/01/2021

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

I.	UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any checks or Withdrawal Orders made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the insured as an authorized signatory on such account.

II.	In addition to the Conditions and Limitations set forth in the bond, the following provisions are applicable to this UNAUTHORIZED SIGNATURES Insuring Agreement:

A.

It shall be a condition precedent to the Insured’s right of recovery under this UNAUTHORIZED SIGNATURES Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on a customer’s account.

B.

The aggregate Limit of Liability applicable to this UNAUTHORIZED SIGNATURES Insuring Agreement is one hundred thousand dollars ($100,000) Dollars excess of the Single Loss Deductible Amount of five thousand dollars ($5,000). Such limit is part of and not in addition to the Limit of Liability shown in the Declarations.

14 –Rider	N-FIBM-1053N CW (01/16) Page 1 of 1

Copyright The Surety & Fidelity Association of America, 2011

Endorsement # 17

Fraudulent Transfer Instructions Insuring Agreement Added

(Other Verification Procedure, Aggregate Limit)

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.
To be attached to and form part of Bond No. FIB 6536279-01	Effective Date 03/01/2021

1.	It is agreed that the following Insuring Agreement is added to the above Bond:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1) The fraudulent instruction purports, and reasonably appears, to have originated from:

(a) such Customer,

(b) an Employee acting on instructions of such Customer; or

(c) another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5) For any transfer exceeding the amount set forth in item 9 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.

As used in this Rider, Customer means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.

It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

Copyright The Surety & Fidelity Association of America, 2011

N-FIBM-1068N CW (09/16) Page 1 of 2

(a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

(b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the lnternet, unless:

(1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.	Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

6.

For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

7.	The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

8.	Item 3. of the Declarations Page is amended to include the following:

The Aggregate Liability of the Underwriter during the Bond Period for Loss covered under the FRAUDULENT TRANSFER INSTRUCTIONS shall be: $5,000,000

9.	The amount of any single transfer for which verification via a call back will be required is: : $25,000

N-FIBM-1068N CW (09/16)	Copyright The Surety & Fidelity Association of America, 2011	Page 2 of 2

Endorsement # 18

Definition of Employee Amended Rider

(Investment Company)

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add’l Prem.	Return Prem.
FIB 6536279-01	03/01/2021	03/01/2022	03/01/2021	----	----

Name of lnsured: SLR Capital Partners, LLC fka Solar Capital Partners, LLC

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond

It is agreed that:

1.	The definition of Employee in Section 1. DEFINITIONS is amended to include the following:

(e)	Employee means

(1)

a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commission and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured

(3)

a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)

each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.);

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations;

(7)

each director or trustee of the Insured, the Investment Adviser, underwriter (distributor), transfer agent, or shareholder accounting record-keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or Employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; provided, that only directors and trustees of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee; and

(8)	each officer, partner or Employee of

(a)	an Investment Adviser;

(b)	an underwriter (distributor);

(c)	a transfer agent or shareholder accounting record-keeper; or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

U-FIB-MAN-A CW (01/17)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company; provided, that only officers, Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

2.	Section 1, Definitions is amended to include the following:

Investment Adviser means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.

Investment Company means an investment company registered under the Investment Company Act of 1940.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

U-FIB-MAN-A CW (01/17)

Includes copyrighted material of Surety and Fidelity Association of America, with its permission.

EXHIBIT B

CERTIFICATE OF THE SECRETARY

The undersigned, Richard L. Peteka, Chief Financial Officer, Treasurer and Secretary of SLR Investment Corp., a Maryland corporation (the “Corporation”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Financial Officer, Treasurer and Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3. Attached hereto is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period March 1, 2021 to March 1, 2022.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 2nd day of August, 2021.

/s/ Richard L. Peteka
Richard L. Peteka
Chief Financial Officer, Treasurer and Secretary

Approval of Annual Fidelity Bond Renewal

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require each business development company (“BDC”), such as Solar Capital Ltd. (the “Company”) to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the BDC against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds in a joint insured bond, as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of the BDC, as such term is defined under the 1940 Act (the “Non-Interested Directors”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1, which are described in the accompanying memorandum provided herewith; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission (the “Commission”) and give certain notices to each member of the Company’s Board of Directors (the “Board”) in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board, including all of the Non-Interested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including the Non-Interested Directors;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including the Non-Interested Directors, the Board, including all of the Non-Interested Directors, determine that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Zurich Insurance/Fidelity and Deposit Company of Maryland to the Company, Solar Senior Capital Ltd., SCP Private Credit Income BDC LLC and SLR HC BDC LLC in the amount of $5,000,000 (the “Joint Fidelity Bond”) be, and hereby are approved; and

FURTHER RESOLVED, that the Board, including all of the Non-Interested Directors, have determined the portion of the premium to be paid by the Company be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Joint Fidelity Bond and the amount of the premium for such Joint Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such joint insured bond not been obtained; and

FURTHER RESOLVED, that the Authorized Officers of the Company be, and each of them hereby is, authorized and directed to cause the Company to pay its ratable allocation of the annual premium payable with respect to the Joint Fidelity Bond and to enter into and execute, on behalf of the Company, an agreement reflecting the provisions of the Joint Fidelity Bond and relating to the division of proceeds in the event of a joint fidelity loss, as required by Rule 17g-1(f) (the “Joint Insured Bond Allocation Agreement”); and

FURTHER RESOLVED, that the terms and conditions of the Joint Insured Bond Allocation Agreement, in substantially the form provided herewith, be, and hereby are, approved and adopted in all respects, with such amendments thereto as an Authorized Officer may approve, and with approval of such further amendments evidenced by their inclusion in the Joint Insured Bond Allocation Agreement; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized to make filings with the Commission, in consultation with counsel to the Company, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

FURTHER RESOLVED, that the Company’s Authorized Officers be, and each of them hereby is, authorized and directed to amend the Joint Fidelity Bond, in consultation with counsel to the Company, and to execute such other documents as he or she may deem necessary or appropriate to effect the intent of this resolution; and

FURTHER RESOLVED, that each of the Authorized Officers is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Co-Chief Executive Officers, the President, the Chief Operating Officer, and the Chief Financial Officer and Secretary (the “Authorized Officers”).

EXHIBIT C

AGREEMENT REGARDING THE ALLOCATION OF

FIDELITY BOND RECOVERIES

THIS AGREEMENT is made as of February 23, 2021, by and among Solar Capital Ltd., Solar Senior Capital Ltd., SCP Private Credit Income BDC LLC and SLR HC BDC LLC (each, an “Insured,” and, together, the “Insureds”), each acting on behalf of itself.

WHEREAS, each Insured is a closed-end management investment company which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, each of the Insureds is named as an insured party under a joint fidelity bond (the “Bond”); and

WHEREAS, the Insureds desire to confirm the criteria by which recoveries under the Bond shall be allocated between the Insureds;

NOW, THEREFORE, it is agreed as follows:

1.

In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a.

First, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

b.

Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured.

2.

The obligations of an Insured under this Agreement are not binding upon any of the board members of an Insured or Insured shareholders individually, but are binding only with respect to the assets of that Insured.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their respective officers thereunto duly authorized.

SOLAR CAPITAL LTD.

By:	/s/ Richard L. Peteka
Name:	Richard L. Peteka
Title:	Chief Financial Officer, Treasurer and Secretary

SOLAR SENIOR CAPITAL LTD.

By:	/s/ Richard L. Peteka
Name:	Richard L. Peteka
Title:	Chief Financial Officer, Treasurer and Secretary

SCP PRIVATE CREDIT INCOME BDC LLC

By:	/s/ Richard L. Peteka
Name:	Richard L. Peteka
Title:	Chief Financial Officer, Treasurer and Secretary

SLR HC BDC LLC

By:	/s/ Richard L. Peteka
Name:	Richard L. Peteka
Title:	Chief Financial Officer, Treasurer and Secretary

EXHIBIT D

I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1, for the parties insured under Zurich Insurance/Fidelity and Deposit Company of Maryland Bond No. FIB 6536279-01. This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application.

The results of the analysis are as follows:

Registrant	Asset value	Required Limit
SLR Investment Corp.	$1,950,417,000	$1,500,000
SLR Senior Investment Corp.	$654,224,000	$900,000
SCP Private Credit Income BDC LLC	$254,688,000	$750,000
SLR HC BDC LLC	$22,303,000	$250,000

	Total Limit:	$3,400,000

As you are aware, the limit under the current bond is $5,000,000. Therefore, according to these calculations, the bond amount is sufficient to meet requirements of Rule 17g-1.

Sincerely,

/s/ Richard L. Peteka
Richard L. Peteka
Chief Financial Officer, Treasurer and Secretary